SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 3, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI accepts shares tendered of AMS

Montreal, Quebec, May 3, 2004 —CGI Group Inc. (TSX: GIB.A; NYSE: GIB) (“CGI”) today announced that its wholly-owned subsidiary, CGI Virginia Corporation (“CGI Virginia”), has accepted for payment all validly tendered shares pursuant to its cash tender offer to purchase all of the outstanding shares of common stock of American Management Systems, Incorporated (Nasdaq: AMSY) (“AMS”) for $19.40 per share, net to the seller in cash and without interest. Payments for the accepted shares will be made through Computershare Trust Company of New York, the “depositary” for the offer. The offer expired at 12:00 Midnight, Eastern time, on Thursday, April 29, 2004.

As was previously announced, CGI was advised by the depositary that as of the expiration of the tender offer, approximately 40.5 million shares (including approximately 1.7 million shares tendered subject to guaranteed delivery procedures) of AMS’s common stock, or approximately 94.8% of all of the outstanding shares of AMS’s common stock, had been validly tendered and not withdrawn.

CGI intends to complete its acquisition of AMS through a merger today. Pursuant to the terms of the merger, those AMS stockholders who did not tender their Shares in the tender offer (except those stockholders for which appraisal rights under the Delaware General Corporation Law are properly exercised) will have their shares converted into the right to receive $19.40 per share, net in cash and without interest, upon due presentation of a certificate(s) representing their shares to Computershare Trust Company of New York, as the “Paying Agent.” These stockholders will receive information in the mail on how to receive payment for their Shares.

Following the merger, AMS will become a wholly-owned subsidiary of CGI.

CGI previously announced that it had completed a CDN$330.7 million subscription receipt financing, the proceeds of which were escrowed pending the acceptance for payment of all validly tendered shares pursuant to the tender offer. This CDN$330.7 million (with accrued interest) has now been released, approximately CDN$326.7 million of which will be used to finance the acquisition of AMS. The transfer register for the subscription receipts will close at 5:00 p.m., Eastern time, today and, at such time, each holder of subscription receipts will become entitled to receive, and will be issued within two business days, without payment of additional consideration or further action by the holder, one Class A Subordinate share in the share capital of CGI for each subscription receipt held.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 20,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, as well as centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$2.8 billion (US$2.1 billion) and at

December 31, 2003, CGI’s order backlog was CDN$12.2 billion (US$9.3 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute forward-looking statements. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “guidance”, “run-rate” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements related to the payment for the shares and the merger of Purchaser with and into AMS are forward-looking statements. These statements represent CGI’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of CGI. Important factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements include among others: the timing, completion and accounting and tax treatment of the acquisition of AMS, the value of the consideration for the acquisition of AMS, production and development opportunities, the conduct of worldwide operations, our ability to realize the anticipated earnings accretion, cost savings, revenue enhancements, operating efficiencies and other benefits from the acquisition of AMS, foreign exchange rate fluctuations and general economic conditions (such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions). For a more comprehensive review of risk factors, please refer to our MD&A contained in our 2003 Annual Report and our 2004 First Quarter Report, both filed with Securities Regulators in Canada and available at www.sedar.com and with the United States Securities and Exchange Commission and available at www.sec.gov. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:
CGI

Investor relations
Julie Creed, vice-president, investor relations
(312) 201-4803

Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: May 3, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary